UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

MEDEFILE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

09058G304

(CUSIP Number)

Lyle Hauser
c/o Vantage Holding Ltd.
410 Park Avenue, Suite 1530, New York, NY 10022b

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

November 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS Vantage Holding Ltd.. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 93,381,750
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 107,381,750
EACH REPORTING	9	SOLE DISPOSITIVE POWER 93,381,750
PERSON WITH	10	SHARED DISPOSITIVE POWER 107,381,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,381,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS Vantage Group Ltd.. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 14,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 107,381,750
EACH REPORTING	9	SOLE DISPOSITIVE POWER 14,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 107,381,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,381,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON* CO

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of Medefile International, Inc., a Nevada corporation  f/k/a Bio-Solutions International, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 240 Cedar Knolls Road, Cedar Knolls, New Jersey, 07927.

Item 2. Identity and Background

This statement is being filed by Vantage Holding Ltd. (“Vantage Holding”) and Vantage Group Ltd. (“Vantage Group”), both of which maintain their business addresses at 67 Wall Street, Ste. 2211, New York, NY 10005 .  Vantage Holding and Vantage Group are both principally engaged in business consulting services.

During the past five years, neither Vantage Holding nor Vantage Group has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Pursuant to an Agreement and Plan of Merger (the “Merger Agreement") dated November 1, 2005 among the Issuer, OmniMed Acquisition Corp., a Nevada corporation and a wholly owned subsidiary of the Issuer, OmniMed International, Inc., a Nevada corporation ("OmniMed"), and the shareholders of OmniMed (the "OmniMed Shareholders"), Vantage Holding acquired 93,381,750 shares of common stock of the Issuer in consideration for 13,106,250 shares of common stock of Omnimed.

Pursuant to a Debt Conversion Agreement (the “Debt Conversion Agreement”), Vantage Group agreed to convert the principal amount of $2,100,000 of its indebtedness into an aggregate of 14,000,000 shares of common stock of the Issuer.  In connection with the Debt Conversion Agreement, Vantage Group also received 8,400,000 three year warrants to purchase an aggregate of 8,400,000 shares of common stock of the Issuer.

Item 4. Purpose of Transaction

Vantage Holding entered into the November 1, 2005 transaction to effect a change in control of the Issuer.  All securities owned by Vantage Group have been acquired for investment purposes only.

Except as set forth above, neither Vantage Holding nor Vantage Group has any present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  Vantage Holding and Vantage Group may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

The Reporting Persons in the aggregate currently own 107,381,750 shares of common stock of the Issuer, which represents 52.2% of the Issuer's common stock based on 205,733,910 shares of common stock issued and outstanding. Lyle Hauser has the sole power to vote or direct the vote, and to dispose or direct the disposition of the shares held by Vantage Holding and Vantage Group.

Except as set out above, the Reporting Persons have not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 above.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1                                           Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

VANTAGE HOLDING LTD.

February 8, 2008	By:	/s/ Lyle Hauser
Lyle Hauser
President